CCFNB Bancorp, Inc.
232 East Street
Bloomsburg, Pennsylvania 17815
January 11, 2010
VIA EDGAR and Facsimile
Ms. Lindsay Bryan
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C. 20549
Mail Stop 4720
Re:	CCFNB Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 (Filed March 27, 2009)
Form 10-Q for the Fiscal Year Ended March 31, 2009 (Filed May 13, 2009)
Form 10-Q for the Fiscal Year Ended June 30, 2009 (Filed August 11, 2009)
Form 10-Q for the Fiscal Year Ended September 30, 2009 (Filed November 12, 2009)
File No. 0-19028
Dear Ms. Bryan:
     We are responding to your letter, dated December 28, 2009, relating to the filings referenced above of CCFNB Bancorp, Inc. (the “Company”). Each of your comments is set forth below, together with the Company’s related response. For convenience of reference, we have repeated each of your questions or comments, in bold, immediately prior to our related response.
Form 10-Q for the quarterly period ended September 30, 2009
Item 1. Financial Statements
Consolidated Balance Sheets, Page 3.
1. We note you classify your investment in FHLB, FRB, and ACBB stock as restricted securities available for sale which are carried at cost. Paragraph 12.26 of the AICPA Audit Guide for Depository Lending Institutions states that investments in these restricted stocks generally should not be shown with securities accounted for under ASC 320-10. Please revise future filings to present your investment in

FHLB, FRB and ACBB restricted stock outside of securities available for sale on the balance sheet and in the notes to the financial statements.
The Company will follow guidance provided by Paragraph 12.26 of the AICPA Audit Guide for Depository Lending Institutions and revise all future filings to present our investment in FHLB, FRB, and ACBB restricted stock outside of securities available for sale on the consolidated balance sheet and in the notes to the consolidated financial statements.
Note 1. Summary of Significant Accounting Policies
Recent Accounting Pronouncements, Page 10
2. We note your disclosure on page 12 that the Company early adopted ASC 320-10-65 (FSP FAS 115-2 and FAS 124-2) in the interim period ending on March 31, 2009 with no material impact. Please describe in sufficient detail how the Company has complied with this new other-than-temporary guidance for debt securities including the significantly enhanced disclosure requirements in ASC 320-10-65 (paragraphs 38 through 43 of FSP FAS 115-2 and FAS 124-2). In the event the Company concludes they did not fully comply, provide us with the disclosures as if presented in your September 30, 2009 Form 10-Q and confirm that the Company will fully comply with these requirements in all future interim and annual filings.
In future annual and interim filings the Company will provide the disclosures required by ASC 320-10-65. The Company has also included below our disclosures as if presented in our September 30, 2009 Form 10-Q. In preparing the disclosure as if presented in the September 30, 2009 Form 10-Q, the Company considered the changes as described in “Comment 1” of this letter which recommended presenting the “Restricted Equity Securities” outside of securities available for sale.

7. INVESTMENT SECURITIES AVAILABLE-FOR-SALE
     The amortized cost, related estimated fair value, and unrealized gains and losses for investment securities were as follows at September 30, 2009 and December 31, 2008:

	September 30, 2009
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
(In Thousands)	Cost	Gains	Losses	Value
Obligation of U.S.Government Corporations and Agencies:
Mortgage-backed	$137,500	$4,095	$(17)	$141,578
Other	58,521	552	(11)	59,062
Obligations of state and political subdivisions	12,839	217	—	13,056

Total debt securities	208,860	4,864	(28)	213,696
Marketable equity securities	2,551	48	(696)	1,903

Total investment securities AFS	$211,411	$4,912	$(724)	$215,599

	December 31, 2008
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
(In Thousands)	Cost	Gains	Losses	Value
Obligation of U.S.Government Corporations and Agencies:
Mortgage-backed	$116,357	$1,808	$(119)	$118,046
Other	63,031	1,049	—	64,080
Obligations of state and political subdivisions	9,944	67	(17)	9,994

Total debt securities	189,332	2,924	(136)	192,120
Marketable equity securities	2,623	73	(403)	2,293

Total investment securities AFS	$191,955	$2,997	$(539)	$194,413

     The amortized cost and estimated fair value of investment securities, by expected maturity, are shown below at September 30, 2009. Expected maturities on debt securities will differ from contractual maturities, because some borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Marketable equity securities are not considered to have defined maturities and are included in the “Due after ten years” category:

			Weighted
	Amortized	Estimated	Average
(In Thousands)	Cost	Fair Value	Yield
Due in one year or less	$1,556	$1,556	3.58%
Due after one year to five years	52,386	52,790	2.96%
Due after five years to ten years	27,054	27,897	4.75%
Due after ten years	130,415	133,356	4.52%

Total	$211,411	$215,599

     The following table summarizes the investment securities with unrealized losses at September 30, 2009 and December 31, 2008 by aggregate major security type of time in a continuous unrealized loss position:

	September 30, 2009
	Less than Twelve Months		Twelve Months or Greater		Total
	Estimated	Gross	Estimated	Gross	Estimated	Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(In Thousands)	Value	Losses	Value	Losses	Value	Losses
Obligations of U.S. Government Corporations and Agencies:
Mortgage-backed	$2,446	$16	$72	$1	$2,518	$17
Other	2,988	11	—	—	2,988	11
Obligations of state and political subdivisions	—	—	—	—	—	—

Total debt securities	5,434	27	72	1	5,506	28
Equity securities	202	21	1,305	675	1,507	696

Total	$5,636	$48	$1,377	$676	$7,013	$724

	December 31, 2008
	Less than Twelve Months		Twelve Months or Greater		Total
	Estimated	Gross	Estimated	Gross	Estimated	Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(In Thousands)	Value	Losses	Value	Losses	Value	Losses
Obligations of U.S. Government Corporations and Agencies:
Mortgage-backed	$12,894	$114	$1,481	$5	$14,375	$119
Other	—	—	0	0	—	—
Obligations of state and political subdivisions	1,004	17	—	—	1,004	17

Total debt securities	13,898	131	1,481	5	15,379	136
Equity securities	1,327	304	617	99	1,944	403

Total	$15,225	$435	$2,098	$104	$17,323	$539

Proceeds from sales, maturities and redemptions of investments in debt and equity securities classified as available-for-sale were $71,340,000 and $34,380,000 for the nine months ended September 30, 2009 and 2008, respectively.
Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. Investment securities classified as available for sale or held-to-maturity are generally evaluated for OTTI under FASB ASC 320 (SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities). In determining OTTI under the FASB ASC 320 (SFAS No. 115) model, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the entity has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.
When other-than-temporary-impairment occurs, the amount of the other-than-temporary-impairment recognized in earnings depends on whether an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If an entity intends to sell or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the other-than-temporary impairment shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total other-than-temporary-impairment related to the other factors shall be recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the other-than-temporary-impairment recognized in earnings shall become the new amortized cost basis of the investment.
As of September 30, 2009, the Company had a total of 15 and 38 individual securities that were in a continuous loss position for less than twelve months and greater than 12 months, respectively.
Note 8. Fair Value Measurements, page 16
3. We note in your disclosures that the Company has loans held for sale, impaired loans, mortgage servicing assets, and other real estate owned and that all of these assets are measured at fair value. In future annual and interim filings please provide the disclosures required by ASC 820-10-50-5 for these assets measured at fair value on a non-recurring basis.
In future annual and interim filings the Company will provide disclosures required by ASC 820-10-50-5 for the assets measured at fair value on a non-recurring basis.
4. We note your disclosure on page 12 of your September 30, 2009 Form 10-Q that you early adopted ASC 825-10-65 (FSP FAS 107-1 and APB 28-1) for the interim reporting period ended March 31, 2009. However, we were unable to locate the required disclosures in your Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 related to estimated fair values of your financial instruments. Please note that these disclosures are required in both interim and annual filings. As such, please provide us with these disclosures as if presented in your September 30, 2009 Form 10-Q and confirm that you will include these disclosures in all future interim and annual filings.
The Company will include these disclosures in all future interim and annual filings. The Company’s estimated ASC 825-10-65 required fair value disclosure as if presented in our September 30, 2009 Form 10-Q is as follows:
ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS
     Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions can significantly affect the estimates.
     Estimated fair values have been determined by the Company using historical data, as generally provided in the Company’s regulatory reports, and an estimation methodology suitable for each category of financial instrument. The Company’s fair value estimates, methods and assumptions are set for the below for the Company’s financial instruments.
     CASH AND OTHER SHORT-TERM INSTRUMENTS
     Cash and due from banks, interest bearing deposits with other banks, and Federal Funds sold had carrying values which were a reasonable estimate of fair value. Accordingly, fair values regarding these instruments were provided by reference to carrying values reflected on the consolidated balance sheets.

     INVESTMENT SECURITIES
     The fair value of investment securities which included mortgage backed securities were estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.
     LOANS
     Fair values were estimated for categories of loans with similar financial characteristics. Loans were segregated by type such as commercial, tax-exempt, real estate mortgages and consumer. For estimation purposes, each loan category was further segmented into fixed and adjustable rate interest terms and also into performing and non-performing classifications.
     The fair value of each category of performing loans was calculated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.
     Fair value for non-performing loans was based on management’s estimate of future cash flows discounted using a rate commensurate with the risk associated with the estimated future cash flows. The assumptions used by management were judgmentally determined using specific borrower information.
     CASH SURRENDER VALUE OF BANK OWNED LIFE INSURANCE
     The fair values are equal to the current carrying value.
     REGULATORY STOCK
     The carrying value of regulatory stock approximates fair value based on applicable redemption provisions.
     ACCRUED INTEREST RECEIVABLE AND PAYABLE
     The fair values are equal to the current carrying value.
     DEPOSITS
     The fair value of deposits with no stated maturity, such as Demand Deposits, Savings Accounts, and Money Market Accounts, was equal to the amount payable on demand.
     Fair values for fixed rate Certificates of Deposit were estimated using a discounted cash flow calculation that applied interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.
     SHORT-TERM BORROWINGS
     The carrying amounts of federal funds purchased and securities sold under agreements to repurchase and other short-term borrowings approximated their fair values.
     LONG-TERM BORROWINGS
     The fair values of long-term borrowings, other than capitalized leases, are estimated using discounted cash flow analyses based on the Corporation’s incremental borrowing rate for similar instruments. The carrying amounts of capitalized leases approximated their fair values, because the incremental borrowing rate used in the carrying amount calculation was at the market rate.
     COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT
     Management estimated that there were no material differences between the notional amount and the estimated fair value of those off-balance sheet items, because they were primarily composed of unfunded loan commitments which were generally priced at market value at the time of funding.
     The carrying values and estimated fair values of financial instruments are presented in the table below:

	September 30, 2009		December 31, 2008
	Carrying	Estimated	Carrying	Estimated
(In Thousands)	Amount	Fair Value	Amount	Fair Value

Financial Assets:
Cash and short-term investments	$7,651	$7,651	$15,485	$15,485
Investment securities	215,599	215,599	194,413	194,413
Loans, net	327,165	330,122	316,310	317,203
Cash surrender value of bank owned life insurance	11,319	11,319	10,943	10,943
Regulatory stock	2,984	2,984	2,167	2,167
Accrued interest receivable	2,089	2,089	2,388	2,388

Financial Liabilities:
Interest-bearing deposits	393,096	396,856	381,849	384,105
Noninterest-bearing deposits	49,562	49,562	52,460	52,460
Short-term borrowings	61,995	62,786	55,462	55,462
Long-term borrowings	15,129	15,507	9,133	9,452
Junior subordinate debentures	4,640	4,640	4,640	4,640
Accrued interest payable	907	907	1,075	1,075

Off-Balance Sheet Assets (Liabilities):
Commitments to extend credit		$82,474		$68,412
Standby letters of credit		2,938		3,064
Dealer floor plans		1,389		1,129
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investments, page 23
5. We note your disclosure surrounding your marketable equity securities and the impairment charges of $71,000 and $437,000 during the nine months ended September 30, 2009 and fiscal year ended December 31, 2008, respectively. Given the significant amount of unrealized losses associated with these equity securities and the focus users of financial statements have placed on this area, please tell us and revise future filings beginning with your December 31, 2009 Form 10-K to disclose your impairment policy for marketable equity securities along with the factors and related guidance you consider in your determination that the marketable equity securities in a continuous loss position are not impaired as of the latest period end. In preparing your response and disclosures for your December 31, 2009 Form 10-K, please address your consideration of the guidance in Staff Accounting Bulletin (SAB) Topic 5M and the number of months the Company considers to be the “near-term” for purposes of evaluating other than temporary impairment.
The Company’s marketable equity securities represent common stock positions in various financial institutions. The fair market value of these securities tends to fluctuate with the overall equity markets as well as trends specific to each institution. The Company has both the intent and ability to hold the equity security portfolio for a time necessary to recover the cost. On a quarterly basis, the Company reviews the equity security portfolio for possible impairment. The Company’s impairment policy identifies potential impaired securities as those who have a continuous loss position of at least ten percent for a period of greater than twelve months. For equity securities meeting the parameters, an independent consultant is used to perform a review of the financial condition of the issuers. A write-down to fair value will be recorded for those issuers whose financial condition and near-term prospects have deteriorated enough to impair their future earnings potential. The Company will disclose our impairment policy for marketable equity securities in our December 31, 2009 Form 10-K.
Exhibits 31.1 and 31.2
6. We note that Exhibits 31.1 and 31.2 to the Form 10-Q and Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. For example, in your certifications to your December 31, 2008 Form 10-K you inappropriately:
•	included the title of the certifying individual at the beginning of the certification:

•	included “for the year ended December 31, 2008” at the end of paragraph 1 of the certification;

•	replaced the word “report” with “annual report” in paragraph 2 of the certification; and

•	continued to omit the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition that allowed for these omissions.
In addition, we note similar modifications in Exhibits 31.1 and 31.2 to the Forms 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30o, 2009 such as your reference to the “quarterly period covered by this amended report” in paragraph 2 and the “amended” report in paragraph 3. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. Please provide us with a draft of your certifications to be included in your December 31, 2009 Form 10-K.
The certifications the Company will file as Exhibits 31.1 or 31.2 in future filings will be in the exact format as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated by the Commission statements or staff interpretations.
EXHIBIT 31.1
Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
I, Lance O. Diehl, certify that:

1.	I have reviewed this annual report on Form 10-K of CCFNB Bancorp, Inc..

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and.
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March xx, 2010	/s/ Lance O. Diehl
Lance O. Diehl
Chief Executive Officer and President
EXHIBIT 31.2
Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
I, Jeffrey T. Arnold, certify that:
1.	I have reviewed this annual report on Form 10-K of CCFNB Bancorp, Inc..

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and.
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March xx, 2010	/s/ Jeffrey T. Arnold
Jeffrey T. Arnold
Chief Financial Officer and Treasurer

In connection with responding to your comments, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.
Please acknowledge receipt by electronic confirmation.
If you have any questions or further comments with respect to these matters, please contact the undersigned at (570) 387-7125 or fax (570) 416-0475.

Very truly yours, CCFNB Bancorp, Inc.
/s/ Jeffrey T. Arnold
Jeffrey T. Arnold, CPA, CIA
Chief Financial Officer